SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2003

Boardwalk Equities Inc.

(exact name of Registrant as specified in its charter)

Suite 200, 1501 – 1 Street S.W.
Calgary, Alberta, Canada T2R 0W1

(address of principal executive offices)

Commission File Number: 1-15162

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                           ]

DOCUMENTS FURNISHED HEREUNDER:
SIGNATURES
Changes in Capital Structure of Listed Companies
Form 45-102F3

DOCUMENTS FURNISHED HEREUNDER:

1.	Toronto Stock Exchange Changes in Capital Structure of Listed Companies (Employee Stock Options and Stock Purchase Plans, Options for Services and Related Matters), together with detailed listing of specific options issued, cancelled or exercised, with respect to optionholders of the registrant for the month of June, 2003.

2.	Form 45-105F3 Renewal Notice of Intention to Distribute Securities and Accompanying Declaration Pursuant to Section 2.8 of the Multilateral Instrument 45-102 – Resale of Securities of the Registrant dated June 24, 2003.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOARDWALK EQUITIES INC.

July 14, 2003	By:	(Signed) “Roberto Geremia” Roberto Geremia Vice-President Finance and Chief Financial Officer

CHANGES IN CAPITAL STRUCTURE OF LISTED COMPANIES Employee Stock Options and Stock Purchase Plans, Options for Services and Related Matters	TSE Toronto Stock Exchange

Company Name:	Boardwalk Equities Inc.

Stock Symbol:	BEI

For Month Ending:	May 31, 2003

Date Prepared:	June 9, 2003

Company Contact:	Stuart M. Olley

Outstanding Stock Options Summary

Stock Options Outstanding – Opening Balance				2,928,733

Options Granted:	(Add)

Date of Grant	Name	Expiry Date	Price	Number

None

Subtotal

Options Exercised:	(Subtract)

Date	Name	Date of Grant	Price	Number

As per attached	As per attached	As per attached	As per attached	31,900

Subtotal

Options Cancelled:	(Subtract)

Date	Name	Date of Grant	Price	Number

As per attached	As per attached	As per attached	As per attached	22,139

Subtotal

Closing Stock Option Plan Balance				2,928,733

Shares Reserved for Share Compensation Arrangements

Opening Reserve Balance

Additional Listing Under Plan (Add)

Stock Options Exercised (Subtract)

Closing Reserve Balance

Issued and Outstanding Share Capital Summary

Reason for Increase or Reduction

Issued and Outstanding – Opening Balance	50,404,714

Stock Options Exercised	31,900

Share Purchase Plan

Warrants — No Warrants held in Calgary

Private Placement

Issuer Bid Cancellation

Closing Issued Capital Balance	50,436,614

The Exchange Tower
130 King Street West, 3rd Floor
Toronto, Ontario
M5X 1J2 Fax (416) 947-4547

						Aggregate	Taxable
Name/Optionee ID	Grant Date	Exercise Date	Options Exercised	Option Price	Exercise Price	Option Cost	Compensation

Plan: Boardwalk Equities Inc.
Ian Dingle	9/1/1998	6/19/2003	3,500	$14.350000	$15.200000	$50,225.00	2,975.00
SSN ###-##-####

Plan Totals			3,500			50,225.00	2,975.00

Exercise Recap Report with Taxable Comp.	Boardwalk Equities Inc.

From 6/1/2003 to 6/30/2003       Entered from / / to / /

						Aggregate
Name/Optionee ID	Grant Date	Exercise Date	Options Exercised	Option Price	Exercise Price	Option Cost	Taxable Compensation

Plan: Boardwalk Equities Inc. 10 YR.
Debra M. Torvik SSN ###-##-####	4/9/1999	6/3/2003	600	$12.270000	$14.760000	$7,362.00	1,494.00
Barry A. Johnson SSN ###-##-####	11/13/1999	6/4/2003	1,800	$9.700000	$14.750000	$17,460.00	9,090.00
Shaun Renneberg SSN ###-##-####	11/24/1999	6/10/2003	15,400	$9.110000	$14.980000	$140,294.00	90,398.00
Cheryl Westvell SSN ###-##-####	4/9/1999	6/13/2003	600	$12.270000	$15.100000	$7,362.00	1,698.00
Vince Kyello SSN ###-##-####	3/4/1999	6/18/2003	400	$12.830000	$15.120000	$5,132.00	916.00
David W. Wu SSN ###-##-####	3/9/1999	6/20/2003	5,000	$12.700000	$15.000000	$63,500.00	11,500.00
David W. Wu SSN ###-##-####	12/20/1999	6/20/2003	800	$10.500000	$15.000000	$8,400.00	3,600.00
David W. Wu SSN ###-##-####	1/13/2000	6/20/2003	1,000	$12.520000	$15.000000	$12,520.00	2,480.00
Edward R. Haffermehl SSN ###-##-####	6/20/2000	6/25/2003	400	$12.700000	$14.920000	$5,080.00	888.00
Ivan L. Prediger SSN ###-##-####	6/20/2000	6/25/2003	400	$12.700000	$14.920000	$5,080.00	888.00
Michelle A. Thomas SSN ###-##-####	6/20/2000	6/25/2003	2,000	$12.700000	$14.920000	$25,400.00	4,440.00

Plan Totals			28,400			297,590.00	127,392.00

Exercise Recap Report with Taxable Comp.	Boardwalk Equities Inc.

From 6/1/2003 to 6/30/2003       Entered from / / to / /

						Aggregate	Taxable
Name/Optionee ID	Grant Date	Exercise Date	Options Exercised	Option Price	Exercise Price	Option Cost	Compensation

Grand Totals			31,900			347,815.00	130,367.00

From / / to / /       Entered from 6/3/2003 to 6/3/2003

								Aggregate
Name/Optionee ID	Grant Date	Grant Type	Cancellation Date	Reason	Options Canceled	SARs Canceled	Option Price	Option Price

Plan: Boardwalk Equities Inc.
Michael A. Austen SSN ###-##-####	6/1/1998	Non-Qualified	6/3/2003	options expired 06/01/2003	2,000	0	$22.240000	$44,480.00
Elaine Crawford SSN ###-##-####	6/1/1998	Non-Qualified	6/3/2003	options expired 06/01/2003	2,000	0	$22.240000	$44,480.00
Joanne McNalley SSN ###-##-####	6/1/1998	Non-Qualified	6/3/2003	options expired 06/01/2003	2,000	0	$22.240000	$44,480.00
Sara Mitchell SSN ###-##-####	6/1/1998	Non-Qualified	6/3/2003	options expired 06/01/2003	2,000	0	$22.240000	$44,480.00
Kimberly O’Brien SSN ###-##-####	6/1/1998	Non-Qualified	6/3/2003	options expired 06/01/2003	3,000	0	$22.240000	$66,720.00
Brian D. Parker SSN ###-##-####	6/1/1998	Non-Qualified	6/3/2003	options expired 06/01/2003	2,000	0	$22.240000	$44,480.00
Mario Pilapil SSN ###-##-####	6/1/1998	Non-Qualified	6/3/2003	options expired 06/01/2003	2,000	0	$22.240000	$44,480.00

Plan Totals					15,000	0		$333,600

From / / to / /       Entered from 6/3/2003 to 6/3/2003

								Aggregate
Name/Optionee ID	Grant Date	Grant Type	Cancellation Date	Reason	Options Canceled	SARs Canceled	Option Price	Option Price

Plan: Boardwalk Equities Inc. 10 YR.
Herbert Rohde	6/10/1999	Non-	4/8/2003	Terminated	2,000	0	$15.790000	$31,580.00
SSN ###-##-####		Qualified

Plan Totals					2,000	0		$31,580.00

Cancellation Recap Report	Boardwalk Equities Inc.

From /   / to /   /                Entered from 7/6/2003 to 7/6/2003

								Aggregate
Name/Optionee ID	Grant Date	Grant Type	Cancellation Date	Reason	Options Canceled	SARs Canceled	Option Price	Option Price

Plan: Boardwalk Equities Inc. 10 YR.
Melinda J. Bartlett	9/3/1999	Non-Qualified	5/9/2003	Terminated	5,139	0	$14.050000	$72,202.95
SSN ###-##-####

Plan Totals					5,139	0		$72,202.95

From / / to / /       Entered from 6/3/2003 to 6/3/2003

								Aggregate
Name/Optionee ID	Grant Date	Grant Type	Cancellation Date	Reason	Options Canceled	SARs Canceled	Option Price	Option Price

Grand Totals					17,000	0		$365,180.00

Cancellation Recap Report	Boardwalk Equities Inc.

From / / to / /       Entered from 7/6/2003 to 7/6/2003

								Aggregate
Name/Optionee ID	Grant Date	Grant Type	Cancellation Date	Reason	Options Canceled	SARs Canceled	Option Price	Option Price

Grand Totals					5,139	0		$72,202.95

Form 45-102F3 – Renewal Notice of Intention to Distribute Securities and
Accompanying Declaration Pursuant to Section 2.8 of the
Multilateral Instrument 45-102 – Resale of Securities

1.	Name and address of reporting issuer.

Boardwalk Equities Inc. 200, 1501 – 1 Street S.W. Calgary, Alberta T2R 0W1

2.	Date issuer became a reporting issuer.

Alberta: 1993 Ontario: 1997

Boardwalk Equities Inc. has been a reporting issuer in all jurisdictions in Canada for greater than two years.

3.	Name and address of selling security holder.

Boardwalk Properties Company Limited c/o Boardwalk Equities Inc. 200 – 1501 – 1 Street S.W. Calgary, Alberta T2R 0W1

4.	State whether the selling security holder is an insider or officer of the Issuer (if an officer, state title).

Boardwalk Properties Company Limited (“BCPL”) is an insider of Boardwalk Equities Inc. (“Boardwalk”) by virtue of the fact that BCPL directly owns 31.09% of the issued and outstanding Common Shares of Boardwalk.

Messrs. Sam and Van Kolias are insiders and officers of Boardwalk. Mr. Sam Kolias is the President and Chief Executive Officer and Mr. Van Kolias is the Senior Vice-President, Quality Control, for Boardwalk. The two men are also insiders of Boardwalk by virtue of the fact that they indirectly own all of the issued and outstanding securities of BCPL.

5.	Amount or number and designation of securities of the reporting issuer held by the selling security holder.

Messrs. Sam and Van Kolias, personally, through BCPL and through other entities owned or controlled by them, hold 15,650,000 Common Shares of Boardwalk.

6.	Amount or number and designation of securities of the reporting issuer proposed to be sold by the selling security holder.

Messrs. Sam and Van Kolias, through BCPL, propose to distribute 300,000 Common Shares of Boardwalk.

7.	State, to the extent known to the selling security holder, the following particulars about the control position of the reporting issuer: name(s), securities of the issuer held, offices or positions with the reporting issuer or selling security holder and other material regarding such control position.

The sole control block holder of common shares of is BCPL, which owns 15,650,000 common shares of Boardwalk, representing approximately 31.09% of the issued and outstanding common shares. BCPL’s shareholders are Boardwalk Investment Limited, a corporation wholly owned by Mr. Sam Kolias, and Park Place Holdings Ltd., a corporation wholly owned by Mr. Van Kolias. In total, Mr. Sam Kolias and Mr. Van Kolias own, control or have direction over 15,650,000 common shares, representing approximately 31.09% of the issued and outstanding common shares of Boardwalk. Mr. Sam Kolias is the President and Chief Executive Officer and Mr. Van Kolias is a Senior Vice President of Boardwalk.

8.	State whether the securities will be distributed privately or on an exchange or a market (state name of exchange or market).

The common shares will be sold through the facilities of the Toronto Stock Exchange and/or the New York Stock Exchange.

9.	Proposed date of sale or date of commencement of sale.

The distribution of the common shares is proposed to commence on or after July 2, 2003, but in no event prior to seven (7) days after the date of filing of this Notice of Intention with the Toronto Stock Exchange.

10.	If the selling security holder is a lender, pledgee, mortgagee or other encumbrancer selling securities distributed under an exemption in securities legislation from the prospectus requirement for a trade to a lender, pledgee, mortgagee or other encumbrancer from the holdings of a control person for the purpose of giving collateral for a debt made in good faith, state the date and amount of the loan, pledge, mortgage or other encumbrance, reason for liquidating the debt and the circumstances of default.

N/A

11.	State the date that the selling security holder or lender, pledgee, mortgagee or other encumbrancer acquired the securities.

N/A

Declaration, Certificate and Undertaking

The selling security holder for whose account the securities are to be sold, and to which this certificate relates, hereby:

(1)	declares that the selling security holder has no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed;

(2)	declares that to the best of the selling security holder’s information and belief:

(a)	no unusual effort has been made to prepare the market or to create a demand for the securities to be sold and no extraordinary commission or other consideration has been paid in respect of such trade;

(b)	the transaction to which this notice of intention and declaration relate is an arm’s length transaction made in good faith; and

(c)	the securities have been held for the period of time required under section 2.8 of Multilateral Instrument 45-102 Resale of Securities and the other conditions of the applicable subsection of that section have been met;

(3)	undertakes that that no unusual effort will be made to prepare the market or to create a demand for the securities to be sold and no extraordinary commission or other consideration will be paid in respect of such trade;

(4)	undertakes that this Form will be further renewed and filed on the 28th day after the date of filing this Form and thereafter at the end of each 28 day period; and

(5)	certifies that the information given in the answers to the questions in this Form are true.

Date: June 24, 2003	Boardwalk Properties Company Limited (name of selling security holder)

(Signed) “Sam Kolias”, President and Chief Executive Officer

Instruction:

File this form with the securities regulatory authority in each jurisdiction in which the securities are being distributed and with the exchange in Canada on which the securities that are the subject of the distribution are listed.

Notice – Collection and Use of Personal Information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for the purposes of the administration and enforcement of the securities legislation in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan. All of the information required under this form is made available to the public pursuant to Multilateral Instrument 45-102 and the securities legislation in each of the jurisdictions indicated above. If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdiction(s) in which the form is filed, at the address(es) set out below.

Alberta Securities Commission
4th Floor, 300 – 4th Avenue S.W.
Calgary, Alberta T2P 3C4
Attention: Information Officer
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia
V7Y 1L2
Attention: Manager, Financial and Insider Reporting
Telephone: (604) 899-6730 or (800) 373-6393 (in B.C.)
Facsimile: (604) 899-6506

Securities Commission of Newfoundland
P.O. Box 8700
2nd Floor, West Block
Confederation Building
75 O’Leary Avenue
St. John’s, Newfoundland A1B 4J6
Attention: Director of Securities
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Department of Justice, Northwest Territories Legal Registries
P.O. Box 1320
1st Floor, 5009 – 49th Street
Yellowknife, NWT X1A 2L9
Attention: Director, Legal Registries
Telephone: (867) 873-7490
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, Nova Scotia B3J 3J9
Attention: Corporate Finance
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Department of Justice, Nunavut Legal Registries Division
P.O. Box 1000 – Station 570
1st Floor, Brown Building
Iquluit, NT. X0A 0H0
Attention: Director, Legal Registries Division
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Ontario Securities Commission
Suite 1903, Box 55
20 Queen Street
Toronto, Ontario M5H 3S8
Attention: Administrative Assistant to the Director of Corporate Finance
Telephone: (416) 593-8200
Facsimile: (416) 593-8177

Saskatchewan Securities Commission
#800, 1920 Broad Street
Regina, Saskatchewan S4P 3V7
Attention: Deputy Director, Legal
Telephone: (306) 787-5879
Facsimile: (306) 787-5899